Exhibit (m)

Customer Letter - Final Template. To be distributed by country organizations to their customer base.

Dear xxx

I am writing to ensure that you, as a valued Baan customer are fully up to date with the most recent developments around Baan Company. On 17th July 2000, Baan Company issued its audited annual accounts for 1999.

In summary, the annual accounts confirm that Baan remains in a very challenging business environment and it remains management's strong view that the best path forward for the Company is the proposed acquisition by Invensys plc.

The 1999 U.S. Annual Report on Form 20-F was filed with the U.S. Securities and Exchange Commission and our 1999 Dutch Statutory Accounts have been made available for shareholder inspection (the latter, as per Dutch law, remains subject to shareholder approval). Both documents are available on the Company Web site at www.baan.com, and the 20-F is also available on the SEC's on-line EDGAR service.

1999 Accounts

Net revenues for the year were $619 million, compared to net revenues of $736 million for 1998. License revenue for 1999 was $193 million, as compared with $336 million for 1998. Maintenance and service revenue was $426 million, as compared to $399 million for 1998.

These revenue numbers are slightly less than the numbers we reported in our unaudited February 3, 2000 year-end earnings announcement. In a very difficult trading environment, it will not come as a surprise to any of our customers that we have had to take certain adjustments to our accounts since the year-end. This is primarily as a direct result of the questions around our viability during the last six months. For some perspective, the total revenue adjustments were $16 million, which represents 2.5% of the $635M revenue total we announced February 3.

Nonetheless, given the slight shareholder equity we posted at year end of positive $9M, even the limited net adjustments we took were enough to move us into negative shareholder equity of ($7.8M). Moving into negative equity at this point does not change things very much. We had already announced that we will close Q2 in a negative equity position, and the AEX - which requires its listed companies to maintain positive shareholder equity -- has said we will be placed under "special listing conditions" unless the Invensys offer closes in the near future. That remains true.

The Invensys Offer

Baan Company's 1999 accounts outline fundamental reasons why we think the Invensys offer is the best way to secure our future.

At its core, the issue for us right now is customer confidence. Our world-class solutions continue to open up strong market opportunities for us but the viability issue, understandably, remains a realistic constraint on our success. Baan needs a strong strategic partner to remove the viability issue, help to restore customer confidence, and return us to a more normal business cycle. The Management and Supervisory Boards of Baan Company continue to unanimously support the Invensys offer.

Invensys plc has extended the offer to acquire the outstanding share capital of Baan Company, through July 25, 2000. As of July 14, 2000 (the original offer date), Invensys owned or had received tendered shares equaling approximately 60% of the Company's shares. However, the Offer Agreement between us requires that 95% of our shares must be tendered, or Invensys reserves the right to terminate the offer. We hope that


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the information we will be making available this week will help further set forth why we believe Invensys is the right solution for Baan and its customers.

Invensys is planning to form Invensys Software and Systems Division (ISS), of which Baan will be become an integral part. ISS will be a global leader in manufacturing solutions providing Leanware(TM) software and services and the pro forma combined group will have annual revenue of approximately $2 billion, based on the current position. ISS fundamentally understands the 'lean' manufacturing business model that our customers are adopting today and also recognizes the increased pressures facing manufacturing companies as a result of the e-business phenomenon.

Invensys believes that the combination of the Baan and Invensys software and systems business will create:

o A tightly managed, cost efficient leader in the provision of fully integrated industrial software solutions;

o A software and systems division with sufficient critical mass to compete in the global market, with Baan bringing strong R&D capabilities that will augment the Invensys product pipeline and future performance with injection of new software, sales and consulting talent;

o A division with a complementary fit, helping expand the Invensys Sensor to Boardroom(TM)capabilities;

o A division with products in e-business, Customer Relationship Management, web-enabled ERP and Supply Chain Management providing ISS with significant long-term growth potential.

Thank you for your patience and on-going support as we move through this offer period. Hopefully we are coming to what will be a successful conclusion for our customers, our shareholders, and our employees.

Yours faithfully

Baan Company N.V.


/s/ Pierre J. Everaert

Pierre Everaert
Interim CEO
Baan Company


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